Exhibit 12

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months
Ended
September 30, 2005
Income from Continuing Operations Before Taxes	$306
Add (Subtract):
One-third of rents	5
Interest on long-term and short-term debt	21
Interest capitalized, net of amortization	(6)

Earnings from Continuing Operations	$326

Fixed charges:
One-third of rents	5
Interest on long-term and short-term debt	21
Interest capitalized	8

Fixed Charges from Continuing Operations	$34

Ratio of Earnings to Fixed Charges from Continuing Operations	10

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.